Navient Funding, LLC
2001 Edmund Halley Drive
Reston, Virginia 20191

August 25, 2016

Filed on EDGAR and copy sent via e-mail

Katherine Hsu
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3628
Washington, DC 20549

Re:	SLM Student Loan Trust 2010-2
SLM Student Loan Trust 2012-3
SLM Student Loan Trust 2012-5
SLM Student Loan Trust 2013-2
SLM Student Loan Trust 2013-3
SLM Student Loan Trust 2013-4
SLM Student Loan Trust 2013-5
Forms 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File Nos. 333-141930-17, 333-166301-07, 333-166301-08, 333-166301-12, 333-166301-13, 333-166301-14, 333-166301-15

Dear Ms. Hsu:

This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated August 17, 2016 to Navient Funding, LLC, (the “Company”).  For ease of reference, the comments are printed below in italics (with the comments provided in your letter highlighted in bold and italics) and are followed by the Company’s responses.

Forms 10-K

1.	Comment:

We note your statement in the body of each of the above-referenced Forms 10-K that information required by Item 1119 has been omitted from the report because substantially the same information related to affiliates of the issuing entities and other relationships is provided in a base prospectus filed on May 22, 2014 pursuant to Securities Act Rule 424.  Instruction to Item 1119 of Regulation AB states that this information may be omitted if substantially the same has previously been provided on Form 10-K for the securities, in an effective registration statement, or a prospectus filed pursuant to Rule 424 under the same CIK code as the current annual report on Form 10-K.  The Rule 424 prospectus you reference in each of the subject Form 10-K reports appears to be a prospectus for Navient Student Loan Trust 2014-1 and is not filed under the same CIK code as the issuing entities providing the Form 10-K reports referenced above.  Please confirm that in all future annual filings on Form 10-K for which you act as depositor, you will refer to a prior filing containing substantially the same information required by Item 1119 that is consistent with the instruction requirements.

Response:

The Company confirms that all future annual reports on Form 10-K for which the Company acts as depositor will refer to a prior filing containing substantially the same information required by Item 1119 that is consistent with the instruction requirements.

Form 10-K for SLM Student Loan Trust 2010-2

2.	Comment:

We note that you incorporate the Indenture, Servicing Agreement, and Administration Agreement by reference to Exhibits 4.7, 99.8, and 99.7, respectively, to the Form 8-K filed on August 26, 2010.  The correct form appears to have been filed on September 1, 2010 instead of August 26, 2010.  Please revise in future filings.  Please also confirm that your incorporation by reference in all future filings will accurately reference the incorporated document.  See Item 10(d) of Regulation S-K.

Response:

The Company confirms that all future annual reports on Form 10-K for the SLM Student Loan Trust 2010-2 will be revised to correct the reference to the date on which the applicable Form 8-K was filed to September 1, 2010.  The Company also confirms that its incorporation by reference in all future filings will accurately reference the incorporated document.

Exhibit 33.3 to Form 10-K for SLM Student Loan Trust 2010-2

3.	Comment:

We note that the report on assessment of compliance provided by Great Lakes Educational Loan Services, Inc. (“Great Lakes”) does not include the new criterion set forth in paragraph (d)(1)(v) of Item 1122 of Regulation AB.  Please confirm that Great Lakes has assessed whether the aggregation of information is mathematically accurate and that the information conveyed accurately reflects the information as part of its assessment and the auditor’s attestation report of other applicable servicing criteria under Item 1122(d).  Additionally, please confirm that in future Form 10-K filings for all transactions that Great Lakes acts as servicer, the reports on assessment of compliance and related attestations will include an assessment of compliance with Item 11122(d)(1)(v).  If an assessment of the accurate conveyance of information was not conducted as part of Great Lakes’ assessment of existing applicable servicing criteria, please amend the Form 10-K to include a report on assessment of compliance with Item 1122(d)(1)(v) and a related attestation report.

Response:

The Company has been informed by Great Lakes that it did not provide an assessment with respect to Item 1122(d)(1)(v) and the servicing criterion thereunder because Great Lakes and its accountants concluded that such servicing criterion was not required of Great Lakes, as subservicer, under the related transaction agreements for any platform trust during the reporting period. Instead, and to the extent applicable, the servicing criterion in Item 1122(d)(1)(v) was addressed by Navient Solutions, Inc., as servicer, and by Deutsche Bank Trust Company Americas, as indenture trustee.  We believe that the Form 10-K as currently filed is not misleading and therefore the Company does not intend to amend the current Form 10-K.

The Company confirms that in future Form 10-K filings for all transactions for which Great Lakes acts as servicer, the reports on assessment of compliance and related attestations will include either an assessment of compliance with Item 1122(d)(1)(v) or will include a statement that the servicing criterion in Item 1122(d)(1)(v) was determined not to be required of Great Lakes under the related transaction agreements for any platform trust during the reporting period.

Exhibits 35.3 and 35.4 to Form 10-K for SLM Student Loan Trust 2010-2

4.	Comment:

We note that the servicer compliance statement provided by Great Lakes refers to “Section 13.03 of the Omnibus Subservicing Agreement dated March 23, 2009” and that the servicer compliance statement provided by Nelnet Servicing, LLC refers to the “FFEL Program Omnibus Subservicing Agreement, dated as of August 12, 2010.”  We are unable to determine whether these agreements relate to subservicing obligations for SLM Student Loan Trust 2010-2 and are unable to locate the documents.  Please advise.

Response:

The Company confirms that the reference in the servicer compliance statement provided by Great Lakes to “the Omnibus Subservicing Agreement dated as of March 23, 2009” (the “Great Lakes Omnibus Agreement”) is correct and, as a result of the SLM Student Loan Trust 2010-2 Supplement to that Great Lakes Omnibus Agreement, dated as of August 26, 2010 (the “Great Lakes 2010-2 Supplement”), relates to the subservicing obligations of Great Lakes for SLM Student Loan Trust 2010-2.  Neither the Great Lakes Omnibus Agreement nor the Great Lakes 2010-2 Supplement were filed with the Commission because Great Lakes serviced approximately 3% (by principal balance) of the initial trust student loans for the SLM Student Loan Trust 2010-2.  Therefore, Item 1108(a)(3) did not require the Company to file the servicing agreements.

The Company further confirms that the reference in the servicer compliance statement provided by Nelnet to the “FFEL Program Omnibus Servicing Agreement, dated as of August 12, 2010” (the “Nelnet Omnibus Agreement”) is correct and, as a result of the SLM Student Loan Trust 2010-2 Supplement to that Nelnet Omnibus Agreement, dated as of August 26, 2010 (the “Nelnet 2010-2 Supplement”), relates to the subservicing obligations of Nelnet for SLM Student Loan Trust 2010-2.  Neither the Nelnet Omnibus Agreement nor the Nelnet 2010-2 Supplement were filed with the Commission because Nelnet serviced approximately 14% (by principal balance) of the initial trust student loans for the SLM Student Loan Trust 2010-2.  Therefore, Item 1108(a)(3) did not require the Company to file the servicing agreements.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss our response in this letter, please feel free to contact our Chief Legal Officer, Mark Heleen, at (703) 984-5627, or the Company’s outside counsel, Mark Riccardi of Chapman and Cutler LLP, at (202) 478-6478.

Sincerely,

/s/ Somsak Chivavibul

Somsak Chivavibul
President and Chief Financial Officer (Senior Securitization Officer)

Cc:	Kayla Roberts, U.S. Securities and Exchange Commission
Rachel George, Navient Solutions, Inc.